Filed by Guidant Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Guidant Corporation
Subject Company's Exchange Act File No.: 001-13388

Johnson & Johnson has filed a Registration Statement on Form S-4 with the SEC (Registration No. 333-122856) containing a preliminary prospectus/proxy statement regarding the proposed transaction. This material is not a substitute for the definitive prospectus/proxy statement Johnson & Johnson and Guidant Corporation will file with the Securities and Exchange Commission. Investors are urged to read the definitive prospectus/proxy statement, when available, which contains important information, including detailed risk factors. The prospectus/proxy statement and other documents filed by Johnson & Johnson and Guidant Corporation with the Securities and Exchange Commission are available free of charge at the SEC’s website, www.sec.gov, or by directing a request to Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attention: Investor Relations, or by directing a request to Guidant Corporation, 111 Monument Circle, #2900, Indianapolis, IN 46204-5129, Attention: Investor Relations.

Guidant Corporation, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of Guidant Corporation and their ownership of Guidant stock is set forth in Guidant Corporation’s annual report on Form 10-K for the fiscal year ended December 31, 2004. Investors may obtain additional information regarding the interests of such participants by reading the definitive prospectus/proxy statement when it becomes available.

The following is a slide presentation shown to employees of Guidant Corporation to provide information about Johnson & Johnson.

World's Most Comprehensive and Broadly Based Health Care Company

200 Operating Companies In 57 Countries Around the World Selling Products in More Than 175 Countries Global Presence

110,000 Employees Worldwide Global Presence

Founded 1886 New Brunswick, New Jersey In a Former Wallpaper Factory By three brothers with a dream... that Joseph Lister's theories about sterilization could save lives in America's hospitals

International expansion started in 1919 Companies established in Latin America, Europe, Africa, Asia and Australia for more than 50 years more than 50 years more than 50 years more than 50 years more than 50 years more than 50 years more than 50 years

Strategic Principles Broadly based in Human Health Care Decentralized Management Manage for the Long Term Ethical Principles Our Credo

Our Credo The Four Tenets Customers Employees Community Shareholders Shareholders Shareholders Shareholders Shareholders Shareholders

Financial Overview

15.3% 11.1% 9.1% Sales Diluted EPS Net Earnings $41.9B $7.2B $2.40 2003 Performance Results

Investment in Research 1996 1997 1998 1999 2000 2001 2002 2003 1.9 2.1 2.3 2.6 2.9 3.3 3.6 4.7 $U.S. Billions

Consumer

Pharmaceutical

Medical Devices & Diagnostics

Consumer Pharmaceutical MD&D East 0.18 0.47 0.36 47.1% 17.5% 35.4% Medical Devices & Diagnostics $12.2 Billion Pharmaceuticals $16.3 Billion Consumer $6.1 Billion Nine Months 2004 Sales by Segment 2004 Nine Months Sales: $34.6 Billion

Historical Performance

Year	Reported Sales	Operational Sales	Net Income[1]
100	+10.6%	+11.0%	+10.8%
50	+10.9	+11.4	+14.0
20	+10.4	+10.7	+15.0
10	+11.7	+12.5	+16.1
5	+11.9	+12.6	+16.0
1	**+15.3**	**+10.7**	**+15.0**

[1] Excluding special charges

Historical Performance 71 Consecutive years of Sales increases 19 Consecutive years of double digit Earnings increases 42 Consecutive years of Dividend increases

Significant Franchises In MD&D 2003 Sales DePuy $3.0B Cordis $2.7B Ethicon $2.6B Ethicon Endo-Surgery $2.6B LifeScan $1.4B Vision Care $1.3B Ortho Clinical Diagnostics $1.2B

Corporate Philanthropy

Worldwide Contributions Program Vision Statement: A better world is possible... by living the values of the Credo that puts people before profits and reflects the philosophy of "A Company That Cares." "A Company That Cares." "A Company That Cares." "A Company That Cares." "A Company That Cares." "A Company That Cares." "A Company That Cares." "A Company That Cares."

Core Giving Platforms Women's and Children's Health Community Responsibility Access to Care Advancing Health Care Knowledge Global Public Health Global Public Health Global Public Health Global Public Health Global Public Health Global Public Health Global Public Health Global Public Health Global Public Health

Corporate Contributions Working with partner groups to understand where need is greatest $2 million initial cash contribution Modules of medical supplies $81.4 million in product Ongoing Support Help to stabilize the region Help to rebuild the infrastructure Focused Resources Needs of mothers and children Community health care Mental health support Tsunami Relief Efforts has more than 179,000 registered shareowners. named one of the best employers for Hispanic women, working women, people with disabilities and biopharmaceutical employees. has been honored for its corporate philanthropy, benefits programs and health and wellness efforts for employees. our pharmaceutical operating group was ranked third in sales in the United States and fourth in the world during 2003, by IMS Health. medical device companies develop, market and sell more medical devices than any other company in the world. most admired corporation seven years running six chairmen of Johnson & Johnson in its 119 year history Did You Know?

For More Information Visit Us on the Web at www.jnj.com